Exhibit 10.4

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Company, if publicly disclosed.  Double asterisks denote omissions.

AMENDED AND RESTATED OPTION AND LICENSE AGREEMENT

This AMENDED AND RESTATED OPTION AND LICENSE AGREEMENT (this “Agreement”) is made and entered into as of June 14, 2019 (the “Effective Date”) by and between Voyager Therapeutics, Inc., a corporation organized and existing under the laws of Delaware (“Voyager”), and Genzyme Corporation, a corporation organized and existing under the laws of the Commonwealth of Massachusetts (“Genzyme”, collectively with Voyager, the “Parties” and each, individually, a “Party”), and amends and restates that certain Non-Exclusive Option and License Agreement by and between Voyager and Genzyme (the “Original Agreement”) dated as of February 11, 2015.

WHEREAS, Voyager owns or otherwise Controls certain Patent Rights related to recombinant adeno-associated virus vectors for use in gene therapy products; and

WHEREAS, Voyager desires to grant to Genzyme, and Genzyme wishes to obtain from Voyager, a series of exclusive options, on a Specified Capsid-by-Specified Capsid basis, to acquire an exclusive license under such Patent Rights so that Genzyme may develop and commercialize Licensed Products in the Field in the Territory on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the Parties hereto agree as follows:

1.         DEFINITIONS

1.1       “AAV” means adeno-associated virus vector.

1.2       “AAV Patent Rights” means (a) all Patent Rights that are exclusively, or in the case of the [**] Capsids co-exclusively, Controlled by Voyager or its Affiliates on the Effective Date or during the Capsid Option Period claiming AAV capsid variants (including AAV capsid mutants) with respect to their use in a Specified Indication, (b) any subsequent Patent Rights Controlled by Voyager, the practice of which would infringe the Patent Rights set forth in clause (a), (c) all Patent Rights exclusively, or in the case of the [**] Capsids co-exclusively, Controlled by Voyager that claim AAV capsid variants (including AAV capsid mutants) that claim priority to any such Patent Rights set forth in clauses (a) and (b), and (d) all international or foreign counterparts of any of the foregoing Patent Rights set forth in clauses (a) - (c).  The AAV Patent Rights existing as of the Effective Date are those Patent Rights identified on Schedule 8.2.1 (AAV Patent Rights).

1.3       “Affiliate” means, with respect to a Person, any other Person which controls, is controlled by, or is under common control with the applicable Person.  For purposes of this definition, “control” will mean:  (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares entitled to vote for the election of directors, or otherwise having the power to control or direct the affairs of such Person; and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest or the power to direct the management and policies of such non-corporate entities.

1.4       “Bankrupt Party” has the meaning set forth in Section 3.6 (Bankruptcy and Section 365(n)).

1.5       “Bankruptcy Code” has the meaning set forth in Section 3.6 (Bankruptcy and Section 365(n)).

1.6       “BLA” means a Biologics License Application as described in 21 C.F.R. §601.2.

1.7       “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31 of each calendar year, provided that (a) the first Calendar Quarter of the Term shall begin on the Effective Date and end on the first to occur of March 31, June 30, September 30 or December 31 thereafter and the last Calendar Quarter of the Term shall end on the last day of the Term and (b) the first Calendar Quarter of a Royalty Term for a Licensed Product in a country shall begin on the First Commercial Sale of a Licensed Product in such country and end on the first to occur of March 31, June 30, September 30 or December 31 thereafter and the last Calendar Quarter of a Royalty Term shall end on the last day of such Royalty Term.

1.8       “[**]” means [**].

1.9       “[**]” means that [**].

1.10     “[**] Capsid” has the meaning set forth in Section 2.1.1(c).

1.11     “Capsid” means a functional assembly of proteins (including fragments and derivatives thereof), such as VP1, VP2 or VP3, which serves to package, coat or encapsulate an AAV genome for delivery to cells.

1.12     “Capsid Option Period”  means the period beginning on the Effective Date and ending on the last day of the Evaluation Period.

1.13     “Clinical Study” or “Clinical Studies” means any experiment that involves administration of an experimental biologic product or drug to one or more human subjects and that either is subject to requirements for prior submission to a Regulatory Authority (e.g. an Investigational New Drug application) or is not subject to requirements for prior submission to a Regulatory Authority but the results of which are intended to be submitted later to, or held for inspection by, a Regulatory Authority as part of an application for a research permit or Regulatory Approval, and includes studies relating to the safety, tolerability, pharmacological activity, pharmacokinetics, dose ranging or efficacy of the biologic product or drug.

1.14     “Confidential Information” means any and all information and data, including all scientific, pre-clinical, clinical, regulatory, manufacturing, marketing, financial and commercial information or data, whether communicated in writing or orally or by any other method, which is provided by one Party to the other Party in connection with this Agreement.

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1.15     “Control”, “Controlling” or “Controlled by” means, with respect to any intellectual property right (including any Patent Right), the possession of (whether by ownership or license) the ability of a Person or its Affiliates to assign, transfer, or grant access to, or to grant a license or sublicense of, such right as provided for in this Agreement without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Person would be required hereunder to assign, transfer or grant another Person such access or license or sublicense.  Notwithstanding the foregoing, with respect to any Patent Right acquired or in-licensed after the Effective Date (including by virtue of Voyager’s exercise of an option existing as of the Effective Date) for which Voyager or one of its Affiliates would be required to make payments to any Third Party in connection with the license or access granted to Genzyme under this Agreement, such intellectual property will be treated as “Controlled” by Voyager to the extent that, and only to the extent that and for so long as, Genzyme agrees and does promptly pay to Voyager all such applicable payments to such Third Party arising out of the grant and exercise of the license to Genzyme hereunder.

1.16     “Cover”, “Covering” or “Covered” means, with respect to a particular subject matter at issue and the relevant Patent Right, that, but for a license granted to a Party or a Third Party under an issued claim included in such Patent Right, the manufacture, use, sale, offer or sale or importation by such Party of the subject matter at issue would infringe such claim.

1.17     “Development Milestone Event” has the meaning set forth in Section 4.2 (Development Milestone Payments).

1.18     “Development Milestone Payment” has the meaning set forth in Section 4.2 (Development Milestone Payments).

1.19     “Disclosing Party” has the meaning set forth in Section 7.1 (Nondisclosure Obligation).

1.20     “Dispute” means any dispute arising between the Parties in connection with or relating to this Agreement, the transactions contemplated hereby or any document or instrument delivered in connection herewith or therewith, other than a dispute that is referable to an accounting firm pursuant to Section 5.4 (Audit)

1.21     “DM1” means myotonic dystrophy type 1.

1.22     “Effective Date” has the meaning set forth in the Preamble.

1.23     “Evaluation Period” means the period beginning upon the later of (a) the end of the Selection Period and (b) Genzyme’s selection of one (1) or more Specified Capsids  and ending upon the earlier of (y)  [**] from the end of the Selection Period or (z) the date on which Genzyme has provided an Option Exercise Notice for two  (2)  Specified Capsids.

1.24     “Existing In-License Agreement” means the [**] and the [**].

1.25     “FSHD” means facioscapulohumeral muscular dystrophy.

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1.26     “Field” means the use of a Licensed Product to prevent, diagnose or treat the applicable Specified Indication designated by Genzyme pursuant to Section 2.4 (Option Exercise).

1.27     “First Commercial Sale” means, with respect to a country, the initial sale of a Licensed Product in such country, by or on behalf of Genzyme, following receipt of Regulatory Approval for such Licensed Product in such country.

1.28     “First Report” has the meaning set forth in Section 2.1.1(a) (Voyager Reports).

1.29     “Future In-License Agreement” means any agreement between Voyager (or any of its Affiliates), on the one hand, and a Third Party, on the other hand, pursuant to which Voyager or any of its Affiliates acquires Control, after the Effective Date, of any AAV Patent Rights Covering a Voyager Capsid.

1.30     “GAAP” means generally accepted accounting principles as practiced in the United States or International Financial Reporting Standards, in each case, consistently applied.

1.31     “Genzyme” has the meaning set forth in the Preamble.

1.32     “Genzyme Indemnitees” has the meaning set forth in Section 10.2 (Indemnification by Voyager).

1.33     “Genzyme Studies” has the meaning set forth in Section 2.1.2 (Genzyme Evaluation).

1.34     “Governmental Authority” means any applicable government authority, court, tribunal, arbitrator, agency, department, legislative body, commission or other instrumentality of (a) any government of any country or territory, (b) any nation, state, province, county, city or other political subdivision thereof or (c) any supranational body.

1.35     “HSR” has the meaning set forth in Section 2.4 (Option Exercise).

1.36     “Indemnitee” has the meaning set forth in Section 10.3 (Indemnification Procedure).

1.37     “In-License Agreement”  means (a) any Existing In-License Agreement and (b) any Future In-License Agreement.

1.38     “Laws” means all applicable laws, statutes, rules, regulations, orders, judgments, injunctions, ordinances or other pronouncements having the binding effect of law of any Governmental Authority, including if either Party is or becomes subject to a legal obligation to a Regulatory Authority or other Governmental Authority (such as a corporate integrity agreement or settlement agreement with a Governmental Authority).

1.39     “Licensed AAV Patent Rights” means any and all AAV Patent Rights that are necessary to research, develop, make, have made, import, use, or sell or offer for sale a  Licensed Capsid in the Field.

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1.40     “Licensed Capsid” means any Specified Capsid to which a license is granted pursuant to Section 3.1.

1.41     “Licensed Product” means any product containing a Licensed Capsid.

1.42     “Losses” has the meaning set forth in Section 10.1 (Indemnification by Genzyme).

1.43     “Net Sales” means, with respect to a Licensed Product, the aggregate gross invoiced sales prices from sales of all units of such Licensed Product sold by Genzyme and its Related Parties to independent Third Parties (other than a sublicensee) after deducting, if not previously deducted, from the amount invoiced or received:  (a) trade, quantity and cash discounts, credits or allowances actually given; (b) returns, rejections or recalls (due to spoilage, damage, expiration of useful life or otherwise); (c) Third Party rebates, chargebacks, hospital buying group/group purchasing organization administration fees or managed care organization rebates actually given; (d) rebates and similar payments made with respect to sales paid for by any governmental or regulatory authority such as Federal or state Medicaid, Medicare or similar state program; (e) distribution fees and sales commissions paid to Third Parties; (f) retroactive price reductions or billing corrections; (g) value added, sales and use, excise and other similar taxes and surcharges, customary transportation and insurance, custom duties, and other governmental charges; and (h) amounts previously included in Net Sales of such Licensed Product that are adjusted or written-off by Genzyme or its Related Parties as bad debt or otherwise uncollectible in accordance with the standard practices of Genzyme or its Related Parties for writing off uncollectible amounts consistently applied; provided, however, if any such written-off amounts are subsequently collected, such collected amounts will be included in Net Sales in the period in which they are subsequently collected.  Such amounts will be determined from the books and records of Genzyme or its Related Parties, maintained in accordance with International Financial Reporting Standards or GAAP.  In the case of any sale or other disposal for value, such as barter or counter-trade, of a Licensed Product, or part thereof, other than in an arm’s length transaction exclusively for cash, Net Sales shall be calculated as above on the value of the non-cash consideration received or the fair market price (if higher) of such Licensed Product in the country of sale or disposal, as determined in accordance with IFRS or GAAP, as applicable Notwithstanding the foregoing, the following will not be included in Net Sales:  (1) sales between or among Genzyme and its Related Parties (but Net Sales will include sales to the first Third Party (other than a sublicensee) by Genzyme or its Related Parties); (2) samples of Licensed Product used to promote additional Net Sales, in amounts consistent with the normal business practices of Genzyme or its Related Parties where the Licensed Product is supplied without charge or at or below the actual manufacturing cost thereof (without allocation of indirect costs or any mark-up); and (3) disposal or use of Licensed Products in Clinical Studies or under compassionate use, patient assistance, named patient use or test marketing programs or non-registrational studies or other similar programs or studies where the Licensed Product is supplied without charge or at or below the actual manufacturing cost thereof (without allocation of indirect costs or any mark-up).  In the case where a Licensed Product is sold as part of a Combination Product in a country in the Territory, Net Sales for the Licensed Product included in such Combination Product in such country shall be calculated as follows:

(a)        if the Licensed Product is sold separately in such country and the other device or active ingredient or ingredients in the Combination Product are

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sold separately in such country, Net Sales for the Licensed Product shall be calculated by multiplying actual Net Sales of such Combination Product in such country by the fraction A/(A+B), where A is the invoice price of the Licensed Product when sold separately in such country and B is the total invoice price of the other device or active ingredient or ingredients in the Combination Product when sold separately in such country;

(b)        if the Licensed Product is sold separately in such country but the other device or active ingredient or ingredients in the Combination Product are not sold separately in such country, Net Sales for the Licensed Product shall be calculated by multiplying actual Net Sales of such Combination Product in such country by the fraction A/D, where A is the invoice price of the Licensed Product when sold separately in such country and D is the invoice price of the Combination Product in such country;

(c)        if the Licensed Product is not sold separately in such country but the other device or active ingredient or ingredients in the Combinations Product are sold separately in such country, Net Sales for the Licensed Product shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction 1 - (B/D), where B is the invoice price of the other device or active ingredient or ingredients in the Combination Product when sold separately in such country and D is the invoice price of the Combination Product in such country; or

(d)        if neither the Licensed Product nor the other device or active ingredient or ingredients in the Combination Product are sold separately in such country, the Parties shall determine Net Sales for the Licensed Product in such Combination Product by mutual agreement based on the relative contribution of the Licensed Product and each other device or active ingredient to the Combination Product, and shall take into account in good faith any applicable allocations and calculations that may have been made for the same period in other countries.

For purposes of this Section 1.43  “Combination Product” means a product that includes a device for delivery or at least one active ingredient other than a Licensed Product.

1.44     “Non-Bankrupt Party” has the meaning set forth in Section 3.6 (Bankruptcy and Section 365(n)).

1.45     “Option” has the meaning set forth in Section 2.3 (Option Grant).

1.46     “Option Exercise Notice” has the meaning set forth in Section 2.4 (Option Exercise).

1.47     “Option Exercise Payment” has the meaning set forth in Section 4.1 (Option Exercise Payment).

1.48     “Party” or “Parties” has the meaning set forth in the Preamble.

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1.49     “Patent Rights” means (a) all issued patents (including any extensions, restorations by any existing or future extension or registration mechanism (including patent term adjustments, patent term extensions, supplemental protection certificates or the equivalent thereof), substitutions, confirmations, re-registrations, re-examinations, reissues, patents and patent claims maintained after post grant examination (including inter partes review, post grant review or opposition proceeding) and patents of addition); (b) patent applications (including all provisional applications, substitutions, requests for continuation, continuations, continuations-in-part, divisionals and renewals); (c) inventor’s certificates; and (d) all equivalents of the foregoing in any country or transnational intellectual property organization of the world.

1.50     “Person” means any natural person, corporation, unincorporated organization, partnership, association, sole proprietorship, joint stock company, joint venture, limited liability company, trust or government, Governmental Authority or any other similar entity.

1.51     “Phase III Study” means a study in humans of the efficacy and safety of a product, which is prospectively designed to demonstrate statistically whether such product is effective and safe for use in a particular indication in a manner sufficient (alone or together with one or more other such studies) to file an application for Regulatory Approval for the product, as further defined in 21 C.F.R.  § 312.21(c) (or the equivalent thereof outside the United States).

1.52     “Pompe Disease”  means Glycogen Storage Disease II, caused by a variation in the GAA gene.

1.53     “Receiving Party” has the meaning set forth in Section 7.1 (Nondisclosure Obligation).

1.54     “Regulatory Approval” means any and all approvals, licenses, registrations or authorizations of any Regulatory Authority that are necessary for the marketing and sale of a product in a country or group of countries.

1.55     “Regulatory Authority” means any Governmental Authority involved in granting approvals for the development, manufacturing, commercialization, reimbursement or pricing of Licensed Products, including the United States Food and Drug Administration, the European Medicines Agency, the Japanese Ministry of Health, Labour and Welfare and the Pharmaceuticals and Medical Devices Agency in Japan.

1.56     “Reimbursement Approval” means, with respect to a Licensed Product, the receipt by Genzyme or a Related Party of Genzyme of authorization for reimbursement of or funding of such Licensed Product in the national health service or insurance from the national-level Governmental Authority responsible for authorizing reimbursement for or determining pricing for, pharmaceutical products in such country or national regulatory jurisdiction.

1.57     “Related Parties” means:  (a) with respect Voyager and its Affiliates; and (b) with respect to Genzyme, its Affiliates and its permitted sublicensees hereunder.

1.58     “ROFN Notice” has the meaning set forth in Section 2.1.1(d).

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1.59     “Royalty Term” means on a Licensed Product-by-Licensed Product and country-by-country basis, the period commencing with the First Commercial Sale of such Licensed Product in a country and continuing until the expiration of the last Valid Claim of the Licensed AAV Patent Rights Covering the manufacture, use, offer for sale, sale or importation of such Licensed Product in the country of sale.

1.60     “Sales Milestone Event” has the meaning set forth in Section 4.3 (Sales Milestone Payments).

1.61     “Sales Milestone Payment” has the meaning set forth in Section 4.3 (Sales Milestone Payments).

1.62     “Second Report” has the meaning set forth in Section 2.1.1(a) (Voyager Reports).

1.63     “Selection Period” means the period beginning on the Effective Date and ending upon the earlier of (a) [**] after the delivery of the Second Report by Voyager or (b) the date on which Genzyme has selected four (4) Voyager Capsids for internal evaluation pursuant to Section 2.1.2 (Genzyme Evaluation).

1.64     “Specified Capsid” means any Voyager Capsid that Genzyme selects for evaluation during the Evaluation Period pursuant to Section 2.1.2  (Genzyme Evaluation) or Section 2.1.3  (Additional Selections).

1.65     “Specified Indication” means (a) Pompe Disease or (b) the indication designated pursuant to Section 2.2 (Identification of Second Specified Indication), in each case ((a) or (b))  as designated by Genzyme pursuant to Section 2.4 (Option Exercise). For the avoidance of doubt, upon designation pursuant to Section 2.2 (Identification of Second Specified Indication), there shall be two (2) potential Specified Indications, and the second such Specified Indication shall be one of DM1 or FSHD.

1.66     “Step-Down Product” means, with respect to a Licensed Product in a country, a product introduced in such country by a Person other than Genzyme or its Affiliates that (a) includes the same or substantially the same transgene as such Licensed Product and has obtained Regulatory Approval by a Regulatory Authority pursuant to a process that relies on pivotal safety or efficacy data from such Regulatory Authority’s previous grant of Regulatory Approval for such Licensed Product; or (b) otherwise meets the criteria for constituting a “biosimilar” or “interchangeable” product pursuant to Section 351(k) of the Public Health Service Act (42 U.S.C. § 262(k)) or EMA Directive 2001/83/EC or any successors thereto.

1.67     “Term” has the meaning set forth in Section 9.1 (Term).

1.68     “Territory” means worldwide.

1.69     “Third Party” means any Person that is not a Party or an Affiliate of a Party.

1.70     “[**]” that [**].

1.71     “[**]” means [**].

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1.72     “Valid Claim” means (a) a claim of an issued and unexpired patent within the Licensed AAV Patent Rights, which claim has not been revoked or held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction and that has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise; or (b) a claim of a patent application within the Licensed AAV Patent Rights that has been pending less than [**] from the date of filing of the earliest patent application from which such patent application claims priority, which claim has not been cancelled, withdrawn or abandoned or finally rejected by an administrative agency action from which no appeal can be taken.

1.73     “Voyager” has the meaning set forth in the Preamble.

1.74     “Voyager Capsid”  means (a) initially, a Capsid that is (i) owned by Voyager or (ii) exclusively, or, solely in the case of the [**], co-exclusively, Controlled by Voyager, in each case ((i) and (ii)) for use in Pompe Disease, DM1, or FSHD and, (b) from and after determination of the second Specified Indication pursuant to Section 2.2 until the end of the Selection Period, means a Capsid that is (i) owned by Voyager or (ii) exclusively or, solely in the case of the [**], co-exclusively Controlled by Voyager, in each case ((i) and (ii)) for use in a Specified Indication.

1.75     “Voyager Indemnitees” has the meaning set forth in Section 10.1 (Indemnification by Genzyme).

1.76     “Voyager In-Licensed Capsid” has the meaning set forth in Section 2.1.1(b) (Voyager Reports).

1.77     “Voyager Studies”  means any non-human animal studies using a Specified Capsid conducted by or on behalf of Voyager during each [**] period after the Effective Date until the end of the Evaluation Period.

1.78     “Voyager Reports” has the meaning set forth in Section 2.1.1(a) (Voyager Reports).

2.         OPTION

2.1       Reports and Evaluation.

2.1.1    Voyager Reports.

(a)        Voyager shall provide to Genzyme written reports summarizing the result of its research and development activities,  with respect to Voyager Capsids (the “Voyager Reports”) on or before [**] (the “First Report”) and [**] (the “Second Report”). The form and substance of the Voyager Reports shall follow the requirements set forth on Schedule 2.1.1 (Voyager Reports).

(b)        Voyager shall provide copies of any In-License Agreements for any in-licensed Voyager Capsid referenced in a  Voyager Report (each, a “Voyager In-Licensed Capsid”) if requested by Genzyme following receipt of such

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Voyager Report, subject to the confidentiality provisions of such In-License Agreement and redaction by Voyager of sensitive information not relevant to rights or obligations pertaining to potential sublicense by Genzyme.  If during the Selection Period Voyager acquires exclusive rights to a Voyager In-Licensed Capsid that was previously excluded from a Voyager Report because Voyager did not have exclusive rights to such Voyager In-Licensed Capsid, then Voyager shall notify Genzyme in writing within [**] of acquiring such exclusive rights and shall provide the information required under this Section 2.1.1.

(c)        In recognition of the proprietary nature of the information shared in the Voyager Reports related to Voyager Capsids Covered by Patent Rights Licensed to Voyager under the [**]  (each, a “[**] Capsid”), Genzyme covenants not to license rights to use any [**] Capsid in a Specified Indication from a Third Party, in lieu of the license rights it could have otherwise obtained to such [**] Capsids in the Specified Indications under this Agreement.

(d)        Beginning on the Effective Date and continuing until the [**] thereof, if Genzyme intends to obtain a license from a Third Party for a [**] Capsid in an indication other than a Specified Indication, Genzyme shall provide written notice to Voyager of such intention and Voyager shall have the right, within [**] after receiving such notice, to submit to Genzyme written notice that it elects to negotiate a transaction with respect to such [**] Capsid (the “ROFN Notice”). In such event, Genzyme and Voyager shall use good faith efforts to finalize a definitive license agreement for such [**] Capsid within [**] of such ROFN Notice; provided that if either Voyager does not provide such written notice within such [**] period or, or Voyager provides such notice of interest but for any reason Genzyme and Voyager do not enter into a definitive agreement within the [**] negotiation period, Genzyme shall be free to enter into an agreement with Third Party(ies) relating to any [**] Capsid, without further obligation to Voyager.

2.1.2    Genzyme Evaluation. During the Selection Period, Genzyme may select up to four (4) Voyager Capsids (or such greater number as mutually agreed by the Parties) to evaluate in non-human animal studies (the “Genzyme Studies”), henceforward a Specified Capsid, by providing written notice to Voyager identifying which Voyager Capsid(s) Genzyme has chosen to evaluate.  Upon selection of a Voyager Capsid for evaluation, Voyager hereby grants to Genzyme, during the Evaluation Period, a non-exclusive, royalty-free,  non-transferable, and sublicensable (solely to Third Party contract research organizations) license under the AAV Patent Rights to conduct or have conducted the Genzyme Studies, subject to the provisions of Section 3.3.1.  Every [**] after the Effective Date until the end of the Evaluation Period and upon the end of the Evaluation Period if that does not otherwise occur at a [**] interval, each Party will provide the other Party a  written report summarizing the data listed on Schedule 2.1.2 related to, as applicable, the Genzyme Studies or the Voyager Studies as they pertain to the Specified Capsids conducted during such [**] period to the extent such data has been generated by a Party.

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Within [**] after delivery of the report outlined on Schedule 2.1.2 (or as otherwise agreed by the Parties),  the Parties will discuss (either via teleconference or face-to-face) the contents of such report.

2.1.3    Additional Selections.  Genzyme may select up to two (2) additional Voyager Capsids in addition to the four (4) Voyager Capsids available under Section 2.1.2 (Genzyme Evaluation) for evaluation under Section 2.1.2 (Genzyme Evaluation);  provided, that Genzyme must select the additional Voyager Capsids prior to the end of the Selection Period. Genzyme shall pay to Voyager [**] dollars ($[**])  for each Voyager Capsid selected pursuant to this Section 2.1.3  (Additional Selections). For the avoidance of doubt, no more than six (6) Voyager Capsids may be selected for evaluation under this Agreement.

2.2       Identification of Second Specified Indication.  No later than at the time of the delivery of the First Report, Voyager will determine in its sole discretion if DM1 will be permitted to be the second Specified Indication and provide Genzyme with written notice of its determination. If Voyager determines that DM1 will not be the second Specified Indication and so notifies Genzyme in writing, FSHD shall be the second Specified Indication.  If Voyager does not provide Genzyme written notice that DM1 will not be permitted to be the second Specified Indication by the time of delivery of the First Report,  Genzyme may, in its sole discretion, select one (1) of DM1 or FSHD as the second Specified Indication and shall notify Voyager of its selection within [**] following delivery of the First Report by Voyager.

2.3       Option Grant.  Voyager hereby grants to Genzyme a series of exclusive options (each, an “Option”) under which Genzyme shall have the right, but not the obligation, to take a license under Section 3.1 (License to Genzyme) to any Specified Capsid, subject to the terms and conditions of this Agreement.

2.4       Option Exercise.  Genzyme may exercise an Option at any time during the Capsid Option Period by providing written notice to Voyager of such exercise (the “Option Exercise Notice”), which Option Exercise Notice shall specify (i) the applicable Specified Indication and Specified Capsid to which such Option applies and (ii) that the exercise of the Option does not, in Genzyme’s good faith assessment based on advice from specialized counsel, trigger reporting requirements under the Hart-Scott-Rodino Antitrust Improvement (“HSR”) Act;  provided, however, that Genzyme may exercise such Options with respect to no more than one (1) Specified Capsid per Specified Indication; and provided, further, that if Genzyme concludes filings under the HSR Act are required, (A) Genzyme will notify Voyager of its conclusion and the parties will use reasonable best efforts to make the requisite filings as promptly as possible, and in any event no later than [**] after the notice, and collaborate with each other in taking appropriate steps to achieve termination of the applicable waiting periods under the HSR Act as promptly as possible; and (B) the effectiveness of the license granted under Section 3.1 shall be suspended until expiration or termination of the applicable waiting periods under the HSR Act.  For the avoidance of doubt, Genzyme may exercise both Options for the same Specified Capsid for use in each of the Specified Indications and such election shall count as two (2) Option exercises.

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3.         LICENSE GRANT

3.1       License to Genzyme.  Subject to the terms and conditions of this Agreement, effective upon exercise of an Option by Genzyme with respect to a Specified Capsid for a Specified Indication in accordance with Section 2.4 (Option Exercise), Voyager hereby grants to Genzyme, during the Term, an exclusive (even as to Voyager and its Affiliates), royalty-bearing and sublicensable (solely in accordance with Section 3.2 (Sublicenses)) license under the Licensed AAV Patent Rights with respect to such Specified Capsid, henceforth a Licensed Capsid, to make, have made, use (including, for purposes of clarity, research and development), sell, offer for sale, import, export and otherwise exploit Licensed Products containing such Licensed Capsid within the Field and in the Territory.

3.2       Sublicenses.  Genzyme will have the right to sublicense any of the rights granted to it pursuant to Section 3.1 (License to Genzyme) through multiple tiers to any Third Party; provided that Genzyme may not sublicense any rights within the Licensed AAV Patent Rights other than on an exclusive basis and solely for use in connection with a Licensed Product that is Covered by intellectual property Controlled by Genzyme or its Affiliates.  Each such sublicense must be subject to a written agreement that is consistent with the terms of this Agreement.  Genzyme will provide notice and a copy of each such written agreement to Voyager within [**] of executing same, which may be redacted to remove confidential information of either party.  Genzyme will be responsible for the failure by any of its sublicensees to comply with the relevant restrictions, limitations and obligations contained in this Agreement, and any uncured material breach of this Agreement by any such sublicensee will be deemed to be an uncured material breach of this Agreement by Genzyme; provided that Genzyme will be permitted to cure such breach in accordance with Section 9.3 (Termination for Material Breach).

3.3       In-License Agreements.

3.3.1    Genzyme acknowledges that the licenses granted by Voyager hereunder may include sublicenses under certain licenses granted to Voyager or its Affiliates pursuant to In-License Agreements, and that such sublicenses are subject to the applicable terms of such In-License Agreements, the scope of the licenses granted to Voyager or the applicable Affiliate thereunder and the rights granted to or retained by the Third Party counterparties and any other Third Parties (including Governmental Authorities). If the Specified Capsids or Licensed Capsids, as applicable at any given time, are Covered by Patent Rights licensed to Voyager under In-License Agreements, Genzyme covenants to comply with, and to cause its sublicensed Affiliates and to require its sublicensees to comply with, the applicable In-License Agreements, pursuant to their terms (including with respect to the research license granted in Section 2.1.2 (Genzyme Evaluation)). Without limiting the generality of the foregoing, if the Specified Capsids or Licensed Capsids, as applicable at any given time, are Covered by Patent Rights licensed to Voyager under an Existing In-License Agreement, then Genzyme shall comply with the provisions of such Existing In-License Agreement identified on Schedule 3.3.1.  To the extent there is a conflict between any of the terms of any In-License Agreement and the rights granted to Genzyme hereunder the terms of such In-License Agreement shall control with respect to the AAV Patent Rights licensed to Voyager under such In-License Agreement.

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3.3.2    Genzyme shall reimburse Voyager for any payment obligation incurred by Voyager under an In-License Agreement related to a Licensed Product or Genzyme’s activities hereunder, including but not limited to royalties and milestone payments relating to a Licensed Product,  subject (in the case of Future In-License Agreements) to Section 4.8 (Anti-Stacking), provided that in each case the relevant financial terms of such In-License Agreement giving rise to such payment obligations were provided to Genzyme prior to its exercise of the Option with respect thereto to the extent such In-License Agreement was executed prior to Genzyme’s exercise of the Option.

3.3.3    If and for so long as the Specified Capsids or Licensed Capsids, as applicable at any given time, are Covered by Patent Rights licensed to Voyager under the [**],  Voyager will (i) not amend, or otherwise modify or permit to be amended or modified,  the [**] as it pertains to the Specified Indications (or, before the second Specified Indication is determined, as it pertains to DM1 or FSHD) in any way which would reasonably be expected to adversely affect the rights of Genzyme hereunder  without Genzyme’s prior written consent, and (ii) provide written notice to Genzyme if (x) Voyager receives a notice of termination from or submits a notice of termination to [**] regarding the [**] and (y) the [**] is terminated, indicating in such notice that Genzyme will thereafter be obligated to render to [**] all consideration that Genzyme would have owed to Voyager under this Agreement.

3.4       Rights of Affiliates.  Genzyme may exercise its rights and perform is obligations under this Agreement directly through one or more of its Affiliates.  Genzyme’s Affiliates will have the benefit of all rights of Genzyme under this Agreement.  Accordingly, in this Agreement “Genzyme” will be interpreted to mean “Genzyme and/or its Affiliates” where necessary to give Genzyme’s Affiliates the benefit of the rights provided to Genzyme in this Agreement, including the license granted pursuant to Section 3.1 (License to Genzyme) hereof; provided, however, that Genzyme will remain responsible hereunder for the acts and omissions of its Affiliates.

3.5       Retained Rights.  Genzyme acknowledges and agrees that:  (a) the licenses granted hereunder are exclusive only within the Specified Indications; (b) Voyager retains the right to use the Licensed AAV Patent Rights for any other purpose; and (c) Voyager may license the Licensed AAV Patent Rights to Third Parties for use outside the Specified Indications.

3.6       Bankruptcy and Section 365(n).  All rights and licenses granted under or pursuant to this Agreement by Voyager to Genzyme, including those set forth in Section 3.1 (License to Genzyme), are and will otherwise be deemed to be, for purposes of Section 365(n) of Title 11 of the United States Code (the “Bankruptcy Code”), licenses of right to “intellectual property” as defined under Section 101 of the Bankruptcy Code.  The Parties agree that each Party, its Affiliates and its and their respective sublicensees, as sublicensees of such rights under this Agreement, will retain and may fully exercise all of its and their rights and elections under the Bankruptcy Code and any foreign counterpart thereto.  The Parties further agree that upon commencement of a bankruptcy proceeding by or against a Party (the “Bankrupt Party”) under the Bankruptcy Code, the other Party (the “Non-Bankrupt Party”) will be entitled to a complete duplicate of, or complete access to (as the Non-Bankrupt Party deems appropriate), all such intellectual property and all embodiments of such intellectual property.  Such intellectual property and all embodiments of such intellectual property will be promptly delivered to the Non-Bankrupt Party:  (a) upon any

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such commencement of a bankruptcy proceeding and upon written request by the Non-Bankrupt Party, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement; or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of the Bankrupt Party and upon written request by the Non-Bankrupt Party.  The Bankrupt Party (in any capacity, including debtor-in-possession) and its successors and assigns (including any trustee) agree not to interfere with the exercise by the Non-Bankrupt Party or its Affiliates of its rights and licenses to such intellectual property in accordance with this Agreement, and agrees to assist the Non-Bankrupt Party and its Affiliates in obtaining such intellectual property and such embodiments of intellectual property in the possession or Control of Third Parties as are reasonably necessary or desirable for the Non-Bankrupt Party to exercise such rights and licenses in accordance with this Agreement.  The foregoing provisions are without prejudice to any rights the Non-Bankrupt Party may have arising under the Bankruptcy Code or other applicable Laws.  Further, each Party agrees and acknowledges that all payments by Genzyme to Voyager hereunder, other than royalties pursuant to Section 4.4 (Royalty Payments), do not constitute royalties within the meaning of Section 365(n) of the Bankruptcy Code.

3.7       No Implied Rights.  Except as expressly provided in this Agreement, no rights are granted to either Party hereunder, and no additional rights will be deemed granted to either Party by implication, estoppel or otherwise, with respect to any intellectual property rights.  All rights not expressly granted by either Party to the other hereunder are reserved.

4.         CONSIDERATION

4.1       Option Exercise Payment.  Each time Genzyme exercises an Option pursuant to Section 2.4 (Option Exercise) for a Specified Capsid, Genzyme shall pay the following non-refundable, non-creditable payments to Voyager (each “Option Exercise Payment”):

Number of Options Exercised for Specified Capsid	Option Exercise Payment
First time Option is exercised for such Specified Capsid	$1,000,000
Second time Option is exercised for such Specified Capsid	$1,000,000

Genzyme shall pay each Option Exercise Payment within [**] after receipt of an invoice from Voyager for such Option Exercise Payment after the date on which Genzyme provides the applicable Option Exercise Notice.

4.2       Development Milestone Payments.  Genzyme shall provide Voyager with written notice of the achievement by Genzyme or any of its Related Parties of any development milestone event for each Licensed Product within the Field (each, a “Development Milestone Event”) set forth below in this Section 4.2 within [**] after such event has first occurred; provided, however, that Genzyme shall inform Voyager of such event prior to any public disclosure of such event by Genzyme.  Voyager shall invoice Genzyme within [**] of receipt of such written notice by Voyager, and Genzyme shall pay the associated  development milestone payment (each, a “Development Milestone Payment”) within [**] of the receipt of such invoice.

Development Milestone Event	Development Milestone Payment
[**]	[**]
[**]	[**]

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For each Licensed Product, each Development Milestone Payment will be payable only once, regardless of the number of times with respect to any such Licensed Product the specified Development Milestone occurs.

4.3       Sales Milestone Payments.  On a Specified Indication-by-Specified Indication basis, Genzyme will pay to Voyager a one-time, non-refundable, non-creditable payment of twenty million dollars ($20,000,000) (the “Sales Milestone Payment”) when aggregate Net Sales for all Licensed Products in such Specified Indication in the Territory during the Royalty Term reaches [**] dollars ($[**]) (the “Sales Milestone Event”).  Genzyme shall provide Voyager with written notice of the achievement during the Royalty Term by Genzyme or any of its Related Parties of the Sales Milestone Event within [**] after the end of the Calendar Quarter in which such event has occurred.  Voyager shall invoice Genzyme within [**] of receipt of such written notice by Genzyme, and Genzyme shall remit the Sales Milestone Payment within [**] of the receipt of such invoice.  For each Specified Indication, the Sales Milestone Payment will be payable only once, regardless of the number of times with respect to each such Specified Indication a  [**] dollar ($[**]) Net Sales increment subsequently occurs.

4.4       Royalty Payments.  On a Licensed Product-by-Licensed Product basis, Genzyme will pay to Voyager, during the Royalty Term, on a quarterly basis for the immediately preceding Calendar Quarter, tiered royalties based on the Territory-wide annual Net Sales of Licensed Products Covered by a Valid Claim at the rates specified below.

Annual Net Sales Level	Marginal Royalty Rate
Less than $[**]	[**]%
$[**] to [**]	[**]%
$[**] to $[**]	[**]%
Greater than $[**]	[**]%

Royalties payable on annual Net Sales of a Licensed Product will be paid at the rate applicable to that portion of Net Sales within each of the Net Sales levels (above).  For example, if Genzyme receives [**] in Net Sales of a Licensed Product in a given calendar year, then the royalties payable by Genzyme under this Section 4.4 (Royalty Payments) during such calendar year would be calculated as follows:

Royalties =      [**]

Following expiration of the applicable Royalty Term for a given Licensed Capsid in a given country, no further royalties will be payable with respect to sales of Licensed Products containing such Licensed Capsid in such county and, thereafter, the licenses granted to Genzyme under Section 3.1 (License to Genzyme) with respect to such Licensed Product in such country will automatically become fully paid-up, perpetual, irrevocable and royalty-free.

4.5       Consideration Due.  For the purposes of this Section 4 (Consideration), any Licensed Product that contains the same Licensed Capsid for the same Specified Indication will constitute one and the same Licensed Product.

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4.6       No Multiple Royalties.  No multiple royalties will be due to Voyager because a Licensed Product is Covered by more than one AAV Patent Right.

4.7       Step-Down Adjustment.  If, on a country-by-country basis at any time during the Royalty Term, both (a) one or more Third Parties have received Regulatory Approval to sell in such country a Step-Down Product with respect to such Licensed Product and (b) Genzyme’s Net Sales of such Licensed Product in such country during any [**] following the date on which such Step-Down Product is first commercially available in such country are less than [**] percent ([**]%) of Genzyme’s Net Sales of such Licensed Product in such country during the [**] immediately preceding to the date on which such Step-Down Product is first commercially available in such country, then the royalties payable pursuant to Section 4.4 (Royalty Payments) on the Net Sales of such Licensed Product in such country shall thereafter be reduced to [**] percent ([**]%) of the amounts otherwise payable pursuant to Section 4.4 (Royalty Payments) with respect to such Licensed Product in such country.

4.8       Anti-Stacking.  Genzyme may reduce the amount of royalties payable under this Agreement with respect to any Licensed Product on a country-by-country basis by up to [**] percent ([**]%) of the amounts (i) payable by Genzyme to any Third Party in consideration for a license, granted to Genzyme after the Effective Date, to any Patent Right which Covers or is necessary for use in the development, manufacture or commercialization of such Licensed Product in such country or (ii) payable by Genzyme with respect to a Future In-License Agreement pursuant to Section 3.3.2;  provided, however, that the royalties payable under this Agreement with respect to such Licensed Product will not be reduced in any such event below [**] percent ([**]%) of the amounts otherwise payable under this Agreement by applying the reduction set forth in this Section 4.8 (Anti-Stacking); and provided, further, that if any of such amounts cannot be offset against royalties due with respect to such Licensed Product for any given royalty period due to the preceding proviso, such unused amount may be carried forward and offset against royalties due with respect to such Licensed Product in future royalty periods. For avoidance of doubt, no reduction will be made under this Section 4.8 (Anti-Stacking) for amounts payable by Genzyme with respect to an Existing In-License Agreement pursuant to Section 3.3.2.

4.9       Payment of Back Royalties.  If Genzyme would owe a royalty payment to Voyager under Section 4.4 (Royalty Payments) but for a decision by a court or other governmental agency of competent jurisdiction holding an issued patent claim unenforceable, unpatentable or invalid and if such decision is later vacated or reversed by a final nonappealable decision by a court or other governmental agency of competent jurisdiction, Voyager may invoice Genzyme for such unpaid royalty payments after such decision is vacated or reversed and Genzyme shall make any such unpaid royalty payments to Voyager within [**] after receipt of such invoice.

5.         REPORTS; RECORD KEEPING; AUDIT

5.1       Royalty Reports.  During the Term, following the First Commercial Sale of any Licensed Product by or on behalf of a Genzyme under this Agreement, Genzyme will furnish to Voyager a written report within [**] after the end of each calendar quarter showing, on a Licensed Product-by-Licensed Product basis, the Territory-wide Net Sales of each such Licensed Product and Genzyme’s calculation of the royalties and Sales Milestone Payments payable under this Agreement with respect to such Licensed Product.  Royalties shown to have accrued by each

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royalty report will be due and payable [**] following the date such royalty report is due. Notwithstanding the foregoing, Genzyme agrees that to the extent that an In-License Agreement applicable to a given Licensed Capsid requires more thorough or more frequent reporting or requires that reports be provided on a different timeline than that set forth in this Section 5.1, Voyager shall notify Genzyme of the deadline and content of such reports, and Genzyme shall use reasonable efforts to provide such reports to Voyager as requested by Voyager no less [**] prior to the date that Voyager is required to submit such report pursuant to the applicable In-License Agreement; provided however that in no event shall Genzyme be required to provide any report regarding Net Sales of a Licensed Product prior to [**] following the end of the Calendar Quarter in which such Net Sales occurred.

5.2       Currency; Payment Method; Exchange Rate.  All payments to be made under this Agreement will be made in United States dollars and will be paid by bank wire transfer in immediately available funds to such bank account in the United States as may be designated in writing by the receiving Party from time to time.  In the case of Net Sales made or expenses incurred by a Party and its Related Parties in currencies other than United States dollars during a calendar quarter, the rate of exchange to be used in computing the amount of United States dollars due will be the rate of exchange utilized by such Party in its worldwide accounting system and calculated in accordance with GAAP.

5.3       Taxes.  If a timely and appropriately completed and executed Internal Revenue Service Form W-9 is provided by Voyager to Genzyme, the Parties acknowledge and agree that no United States tax withholding will be applied with respect to any payments due under Section 4 (Consideration).  Genzyme will use reasonable efforts to minimize tax withholdings on payments made to Voyager.  Notwithstanding such efforts, if Genzyme concludes that tax withholdings under the Laws of any country are required with respect to payments to Voyager, then Genzyme will first notify Voyager and provide Voyager with [**] to determine whether there are actions Genzyme can undertake to avoid such withholding.  During this notice period, Genzyme will refrain from making such payment until Voyager instructs Genzyme that:  (a) Voyager intends to take actions (satisfactory to both Parties) that will obviate the need for such withholding, in which case Genzyme will make such payment only after it is instructed to do so by Voyager; or (b) Genzyme should make such payment and withhold the required amount and pay it to the appropriate Governmental Authority.  Notwithstanding the foregoing, if, as a result of (i) a permitted assignment of this Agreement (in whole or in part) by Genzyme to an Affiliate or a Third Party outside of the United States or (ii) the exercise by Genzyme of its rights under this Agreement (in whole or in part) through an Affiliate or Third Party outside of the United States (or the direct exercise of such rights by an Affiliate of such Party outside of the United States), foreign withholding tax in excess of the foreign withholding tax amount that would have been payable by Genzyme in the absence of such assignment or exercise of rights becomes payable with respect to amounts due to Voyager hereunder or thereunder, such amounts owed by Genzyme to Voyager shall be increased so that the amount actually paid by Genzyme to Voyager equals the amount that would have been payable to Voyager by Genzyme in the absence of such excess withholding (after withholding of the excess withholding tax and any additional withholding tax on such increased amount).  However, if a similar assignment or exercise of rights described in (i) or (ii) of the preceding sentence by Voyager results in foreign withholding tax in excess of the foreign withholding tax amount that would have been payable in the absence of such assignment or exercise of rights to Voyager, any amount due to Voyager shall not be increased for such excess

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withholding and, subject to the terms of this Agreement, the required amount shall be withheld and submitted to the appropriate Governmental Authority.  In all cases, whether or not there has been a permitted assignment of this Agreement by Genzyme or the exercise by Genzyme of its rights under this Agreement through an Affiliate or Third Party, (A) Genzyme shall promptly provide Voyager with copies of receipts or other evidence reasonably required and sufficient to allow Voyager to document such tax withholdings adequately for purposes of claiming foreign tax credits and similar benefits, (B) the Parties shall cooperate reasonably in completing and filing documents required under the provisions of any applicable tax Laws or under any other applicable Law, in connection with the making of any required tax payment or withholding payment, or in connection with any claim to a refund of or credit for any such payment, and (C) the Parties shall cooperate to minimize such taxes in accordance with applicable Laws, including using reasonable efforts to access the benefits of any applicable treaties.

5.4       Audit.

5.4.1    On a Licensed Product-by-Licensed Product basis, upon the written request of Voyager, and not more than [**], Genzyme and its Related Parties will permit an independent certified public accounting firm of internationally-recognized standing selected by Voyager and reasonably acceptable to Genzyme, at Voyager’s expense (except as set forth below), to have access during normal business hours to such of the records of the Genzyme and its Related Parties as may be reasonably necessary to verify the accuracy of the amounts payable to Voyager hereunder with respect to such Licensed Product for any calendar year ending not more than [**] prior to the date of such request for the sole purpose of verifying the basis and accuracy of payments made under this Agreement with respect to such Licensed Product.  Notwithstanding the foregoing, Voyager may not make more than [**],  provided that a request may cover multiple Licensed Products.

5.4.2    If any audit performed under this Section 5.4 (Audit) results in the discovery of a discrepancy (a) to Voyager’s detriment, then Genzyme will pay to Voyager the amount of such discrepancy within [**] of Genzyme’s receipt of the accounting firm’s written report so concluding; or (b) to Genzyme’s detriment, then Genzyme will credit the amount of such discrepancy against future monies owed to Voyager under this Agreement; provided that, if there no future monies are due to Voyager, then Voyager will pay to Genzyme the amount of such discrepancy within [**] of Voyager’s receipt of the accounting firm’s written report so concluding.  The fees charged by such accounting firm will be paid by Voyager, unless such discrepancy represents an underpayment by Genzyme of at least [**] percent ([**]%), on a Licensed Product-by-Licensed Product basis, of the total amounts due with respect to such Licensed Product in the audited period, in which case such fees will be paid by Genzyme.

5.4.3    Unless an audit has been commenced prior to and is ongoing upon the [**], the calculation of royalties and other payments payable with respect to such year will be binding and conclusive upon both Parties, and each Party and its Related Parties will be released from any further liability or accountability with respect to such royalties for such year.

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5.4.4    Voyager will cause its accounting firm to enter into a confidentiality agreement with Genzyme or its Related Parties obligating it to retain all financial information subject to review under this Section 5.4 (Audit) (or under any sublicense agreement) in confidence pursuant to such confidentiality agreement, which terms will be no less stringent than the provisions of Section 7 (Confidentiality) hereof.  All reports delivered by the accounting firm pursuant to this Section 5.4 (Audit) will be the Confidential Information of Genzyme.

6.         PROSECUTION, MAINTENANCE AND ENFORCEMENT

6.1       Prosecution of Licensed AAV Patent Rights.

6.1.1    Voyager will have the exclusive right, but not obligation, to prepare, file, prosecute, maintain and extend the Licensed AAV Patent Rights at Voyager’s sole cost and through counsel of Voyager’s choosing.

6.1.2    With respect to any Licensed AAV Patent Right that is a patent application that (i) first discloses the amino acid or nucleic acid sequence of a Licensed Capsid or (ii) first contains a claim that specifically claims the amino acid or nucleic acid sequence of a Licensed Capsid, Voyager will, in consultation with Genzyme and to the extent that the original disclosure of the relevant Licensed AAV Patent Right allows, take all steps reasonably available in order to establish divisional or similar applications that solely claims the sequence of a Licensed Capsid  (“Designated Patent Rights”).

6.1.3    With respect to Designated Patent Rights, Voyager will: (a) provide Genzyme with copies of, and an opportunity to review and comment upon, the text of any draft patent applications at least [**] before filing; provided, that if it is not reasonably practicable to provide such application in such [**] period, then Voyager will provide a draft copy of such application and a statement of intent to file such application as soon as is practicable; (b) provide Genzyme with a copy of each material submission made to and document received from a patent authority, court or other tribunal regarding such Patent Rights reasonably promptly after making such filing or receiving such document, including a copy of each application for such Patent Right as filed together with notice of its filing date and application number; (c) keep Genzyme reasonably advised of the status of all material communications, and actual and prospective filings or submissions regarding such Patent Rights, and will give Genzyme copies of and a reasonable opportunity to review and comment on any such material communications, filings and submissions proposed to be sent to any patent authority or judicial body; and (d) consider in good faith Genzyme’s reasonable comments on such communications, filings and submissions for such Patent Rights.

6.2       Enforcement of Licensed AAV Patent Rights

6.2.1    Notification of Infringement.  In the event that Voyager becomes aware of any actual, alleged or threatened infringement of the Licensed AAV Patent Rights in a Field, it will promptly notify Genzyme and provide Genzyme with all details of such infringement of which it is aware.  In the event that Genzyme becomes aware of any actual,

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alleged or threatened infringement of the Licensed AAV Patent Rights, it will promptly notify Voyager and provide Voyager with all details of such infringement of which it is aware. Any notice provided from one Party to the other Party pursuant to this Section 6.2.1 shall be referred to as an “Infringement Notice.”

6.2.2    With respect to any actual, alleged or threatened material infringement in the Field, it is the intention of the Parties that any such infringement will first be addressed through enforcement of the Designated Patent Rights, provided, however, that if the Parties mutually in good faith determine that the Designated Patent Rights are not sufficiently enforceable with respect to the particular infringement (for which, if needed, the Parties may decide to request advice from outside counsel in the country or countries where the infringement occurs), Genzyme may request Voyager to enforce any other Licensed AAV Patent Rights that are not Designated Patent Rights (“Non-Designated Patent Rights”) with respect to such infringing activity, in which case the Parties will promptly discuss such enforcement in good faith.

6.2.3    Following receipt of an Infringement Notice from, or delivery of an Infringement Notice to, Voyager, Genzyme will have the first right, but not the obligation, at its sole expense (including where applicable Voyager’s reasonable expenses), through counsel of its choosing, to control enforcement (by initiating an infringement action or taking other appropriate legal action), including defense and settlement thereof, against any actual, alleged or threatened Third Party infringement of the Designated Patent Rights to the extent such infringement is in a Field.  If, however, Genzyme does not initiate an infringement action or otherwise take affirmative measures to abate any such actual, alleged or threatened Third Party infringement of the Designated Patent Rights in a Field within [**] after the date that Genzyme first becomes aware of such infringement, then Voyager will have the right, but not the obligation, at its own expense, to bring suit (or take other appropriate legal action) against any such actual, alleged or threatened infringement of such Patents by a Third Party in, including the defense and settlement thereof.

6.2.4    Following receipt of an Infringement Notice from, or delivery of an Infringement Notice to, Genzyme,  Voyager will have the first right, but not the obligation, at its sole expense (including where applicable Genzyme’s reasonable expenses), through counsel of its choosing, to control enforcement (by initiating an infringement action or taking other appropriate legal action) against any actual, alleged or threatened infringement of any Non-Designated Patent Rights, including the defense and settlement of thereof. If Voyager does not initiate an infringement action or otherwise take affirmative measures to abate any such actual, alleged or threatened Third Party infringement (to the extent such infringement is in the Field) of any Non-Designated Patent Rights in a Field within [**] after the date that Voyager first becomes aware of such infringement, then, with Voyager’s prior written consent (not to be unreasonably withheld), Genzyme will have the right, but not the obligation, at its own expense, to bring suit (or take other appropriate legal action) against any such actual, alleged or threatened infringement of such Non-Designated Patent Rights by a Third Party, including the defense and settlement thereof.

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6.2.5    With regard to any suit referred to in Section 6.2.3 or 6.2.4,  the enforcing Party may, but is not obligated to bring suit in its own name, or if required by applicable Law, jointly with the other Party, for infringement of the applicable Patents.

6.2.6    For so long as Genzyme’s rights under Section 3 remain exclusive, Genzyme may control settlement of any claim or suit for infringement in a Field of the Designated Patent Rights solely by granting the infringing party a sublicense under such Patents to the extent consistent with the license granted to Genzyme and in accordance with the sublicensing provisions of this Agreement.

6.2.7    In the event either Party brings an infringement action in accordance with this Section 6.2, such Party will notify the other Party at least [**] prior to filing such action. The non-enforcing Party will, at the enforcing Party’s reasonable request and expense, reasonably assist the enforcing Party, including, in the event that it is determined that the non-enforcing Party is an indispensable Party to such action, by being named as a party in such action, and cooperate in any such action at the enforcing Party’s request; provided, however that Voyager will not be required to transfer any right, title, or interest in or to any of its Patents (or other assets) to Genzyme to confer standing on Genzyme hereunder.  In addition, if either Party brings an infringement action hereunder, the other Party will have the right to be represented separately in such action by counsel of its own choice, at its own expense.  Genzyme shall not be obligated to assist (financially or otherwise) Voyager in enforcing Licensed AAV Patent Rights outside the Field.

6.2.8    All recoveries with respect to any action under this Section 6.2 will first be applied pro rata to reimburse the Parties’ respective reasonable costs and expenses incurred in accordance with this Section 6.2 and any remaining amounts shall be will be retained by or paid to Genzyme and shall be treated as Net Sales, and Genzyme shall pay Voyager a royalty in respect of such recovery in accordance with Section 4.4 (Royalty Payments).

6.2.9    Neither Party will bear any liability to the other Party as a consequence of any litigation conducted pursuant to this Section 6.2 or any unfavorable decision regarding the same, including any decision holding any Patent Right is invalid or unenforceable.

6.3       For the avoidance of any doubt, except as explicitly set forth in Section 6.1 or Section 6.2, Voyager shall  retain all prosecution, maintenance and enforcement rights with respect to the AAV Patent Rights and Genzyme shall have no rights with respect to the prosecution, maintenance or enforcement of the AAV Patent Rights.

6.4       If the Licensed AAV Patent Rights include Patent Rights licensed to Voyager under an In-License Agreement, to the extent there is a conflict between any of the terms of such In-License Agreement (or any patent management agreement related thereto) and the terms set forth in this Section 6, the terms of such In-License Agreement (or patent management agreement related thereto) shall control.

7.         CONFIDENTIALITY

7.1       Nondisclosure Obligation.  All Confidential Information disclosed by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) under this Agreement will be

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maintained in confidence by the Receiving Party and will not be disclosed to a Third Party or used for any purpose except as set forth in this Agreement without the prior written consent of the Disclosing Party, except to the extent that such Confidential Information:

7.1.1    is known by the Receiving Party at the time of its receipt, and not through a prior disclosure by the Disclosing Party, as documented by the Receiving Party’s business records;

7.1.2    is known to the public before its receipt from the Disclosing Party, or thereafter becomes known to the public through no breach of this Agreement by the Receiving Party;

7.1.3    is subsequently disclosed to the Receiving Party by a Third Party who is not known by the Receiving Party to be under an obligation of confidentiality to the Disclosing Party; or

7.1.4    is developed by the Receiving Party independently of Confidential Information received from the Disclosing Party, as documented by the Receiving Party’s business records.

7.2       Genzyme Studies. Genzyme shall not disclose any data, results or reports from the Genzyme Studies to Third Parties until Genzyme has exercised an Option pursuant to Section 2.4 (Option Exercise) for the Specified Capsid that is the subject of such Genzyme Study, provided, that the term “Third Parties” as used in this Section 7.2 shall be deemed to not include any Third Parties that were involved in the performance or review of such Genzyme Studies.

7.3       Certain Permitted Disclosures.  Notwithstanding the obligations of confidentiality and non-use set forth in Section 7.1 (Nondisclosure Obligation), the Receiving Party may use and disclose Confidential Information disclosed to it, and disclose the existence and terms of this Agreement, as may be reasonably required by such Party in order for it to perform its obligations and to exploit its rights under this Agreement, and specifically to:  (a) Related Parties and their employees, directors, agents, consultants, advisors or other Third Parties for the performance of its obligations hereunder (or for such entities to determine their interest in performing such activities) in accordance with this Agreement, in each case, who are under an obligation of confidentiality with respect to such information that is no less stringent than the terms of this Section 7 (Confidentiality); (b) Governmental Authorities or other Regulatory Authorities in order to obtain patents or perform its obligations or exploit its rights under this Agreement; provided that such Confidential Information will be disclosed only to the extent reasonably necessary to do so; (c) the extent required by Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity; and (d) any bona fide actual or prospective underwriters, investors, lenders or acquirers of such Party or substantially all of its assets, and to consultants and advisors of such Party, in each case, who are under an obligation of confidentiality with respect to such information that is no less stringent than the terms of this Section 7 (Confidentiality).  If a Party is required by Law to disclose Confidential Information that is subject to the non-disclosure provisions of this Section 7 (Confidentiality), such Party will promptly inform the other Party of the disclosure that is being sought in order to provide the other Party an

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opportunity to challenge or limit the disclosure.  Notwithstanding this Section 7.3 (Certain Permitted Disclosures), Confidential Information that is required to be disclosed by Law will remain otherwise subject to the confidentiality and non-use provisions of this Section 7.1 (Nondisclosure Obligation).  If either Party concludes that a copy of any of this Agreement must be filed with the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States, such Party will provide the other Party with a copy of such agreement showing any provisions hereof as to which the Party proposes to request confidential treatment, will provide the other Party with an opportunity to comment on any such proposed redactions and to suggest additional redactions and will take such Party’s comments into consideration before filing such agreement.

7.4       Non-Use of Trademarks.  Except to the extent required to comply with applicable Law or a valid order of a Governmental Authority, neither Party nor its Related Parties (or Third Parties acting on its or their behalf) will use the corporate names, logos or trademarks of the other Party without the other Party’s prior written consent, and each Party and its Related Parties will retain all right, title and interest in and to its and their respective corporate names, logos and trademarks.

7.5       No Public Announcement.  Neither Party will issue a press release or other public announcement relating to this Agreement without the prior written approval of the other Party, which approval will not be unreasonably withheld, conditioned or delayed, except that a Party may (a) once a press release or other public statement is approved in writing by both Parties, make subsequent public disclosure of the information contained in such press release or other written statement without the further approval of the other Party and (b) issue a press release or public announcement as required, in the reasonable judgment of such Party, by Law,  including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity.

8.         REPRESENTATIONS AND WARRANTIES

8.1       Mutual Representations and Warranties.  Each Party represents and warrants to the other Party that, as of the Effective Date:

8.1.1    it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation;

8.1.2    it has all requisite corporate power and corporate authority to enter into this Agreement and to carry out its obligations under this Agreement;

8.1.3    all requisite corporate action on the part of such Party, its directors and stockholders required by applicable Law for the authorization, execution and delivery by such Party of this Agreement, and the performance of all obligations of such Party under this Agreement, has been taken; and

8.1.4    the execution, delivery and performance of this Agreement by such Party, and its compliance with the provisions hereof, do not and will not:  (a) violate any provision of applicable Law or any ruling, writ, injunction, order, permit, judgment or decree of any Governmental Authority; (b) constitute a breach of, or default under (or an event which,

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with notice or lapse of time or both, would become a default under) or conflict with, or give rise to any right of termination, cancellation or acceleration of, any agreement, arrangement or instrument, whether written or oral, by which such Party or any of its assets are bound; or (c) violate or conflict with any of the provisions of such Party’s organizational documents (including any articles or memoranda of organization or association, charter, bylaws or similar documents).

8.2       Voyager’s Representations and Warranties.  Voyager represents and warrants to Genzyme that, as of the Effective Date:

8.2.1    Schedule 8.2.1 (AAV Patent Rights) sets forth a complete and accurate list of all AAV Patent Rights;

8.2.2    with respect to AAV Patent Rights owned by Voyager, Voyager is the sole and exclusive owner of such AAV Patent Rights free and clear of any claims, liens, charges or encumbrances;

8.2.3    Voyager has sufficient legal or beneficial title,  ownership or other Control of the AAV Patent Rights to grant the licenses to such AAV Patent Rights pursuant to this Agreement;

8.2.4    with respect to AAV Patent Rights owned by Voyager, each such AAV Patent Right is in full force and effect and Voyager or its Affiliates have timely paid all filing and renewal fees payable with respect to such patents and applications

8.2.5    with respect to AAV Patent Rights licensed to Voyager under the [**],  each such AAV Patent Right, to Voyager’s knowledge, is in full force and effect and Voyager or its Affiliates have timely paid all filing and renewal fees payable with respect to such patents and applications;

8.2.6    to Voyager’s knowledge, the AAV Patent Rights are, or, upon issuance, will be, valid and enforceable patents;

8.2.7    no Third Party:  (a) to Voyager’s knowledge, is infringing any AAV Patent Right; or (b) has challenged or threatened to challenge the extent, validity or enforceability of any AAV Patent Right;

8.2.8    to Voyager’s knowledge, practicing the AAV Patent Rights in the Field does not infringe the intellectual property rights of any Third Party;

8.2.9    there is no:  (a) claim, demand, suit, proceeding, arbitration, inquiry, investigation or other legal action of any nature, whether civil, criminal, regulatory or otherwise, pending or, to Voyager’s knowledge, threatened against Voyager or any of its Affiliates; or (b) judgment or settlement against or owed by Voyager or any of its Affiliates, in each case, in connection with the AAV Patent Rights or relating to the transactions contemplated by this Agreement;

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8.2.10  to Voyager’s knowledge, no rights or licenses are required under the AAV Patent Rights for Genzyme to develop, manufacture or commercialize Licensed Capsids or Licensed other than those granted under Section 3; and

8.2.11  Voyager has not previously entered into any agreement, whether written or oral, with respect to or otherwise assigning, transferring, licensing, conveying or otherwise encumbering its right, title or interest in or to the  AAV Patent Rights that is inconsistent with the rights and licenses granted to Genzyme under this Agreement.

8.3       Updates to Patent Schedule.  Voyager covenants to update Schedule 8.2.1 (AAV Patent Rights) no less frequently than [**], and more frequently as may be reasonably requested by Genzyme.

9.         TERM AND TERMINATION

9.1       Term.  This Agreement will be effective beginning on the Effective Date and will extend to the expiration of the last to expire Royalty Term (collectively, the “Term”), unless sooner terminated as provided in this Section 9 (Term and Termination).

9.2       Termination for Convenience by Genzyme.  Genzyme will have the right to terminate this Agreement in its entirety or on a Licensed Product-by-Licensed Product basis at any time after the Effective Date on thirty (30) days’ prior notice to Voyager.

9.3       Termination for Material Breach.  This Agreement may be terminated in its entirety at any time during the Term upon written notice by either Party if the other Party is in material breach of its obligations hereunder and has not cured such breach within [**] in the case of a payment breach, or within [**] in the case of all other breaches, after notice requesting cure of the breach; provided that if any breach other than a payment breach is not reasonably curable within [**], and if a Party is making a bona fide effort to cure such breach, such termination will be delayed for a time period to be agreed upon by both Parties, not to exceed an additional [**], in order to permit such Party a reasonable period of time to cure such breach.  If a breach relates to the non-payment of any amount allegedly due under this Agreement, then the cure period will be tolled pending resolution of any genuine dispute between the Parties as to whether such payment is due hereunder.

9.4       Effects of Expiration or Termination.

9.4.1    Generally.  Without limiting any other legal or equitable remedies that either Party may have, upon expiration or termination of this Agreement, the following will apply:

9.4.1.1             within [**] of the effective date of any such expiration or termination Genzyme will submit a final royalty report to Voyager and pay to Voyager any amounts then-owed within [**] of such submission;

9.4.1.2             in the event Voyager owes a payment to Genzyme pursuant to Section 5.4.2 (Audit), Voyager will make such payment to Genzyme within [**] of the effective date of any such expiration or termination; and

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9.4.1.3             within [**] of the effective date of any such expiration or termination, each Party will destroy or return to the other Party, at the other Party’s option, all tangible items bearing, containing or contained in the Confidential Information of the other Party, with any such destruction certified to in writing by the destroying Party; provided that each Party may retain one (1) copy of the Confidential Information of the other Party for use in reviewing or fulfilling its ongoing obligations hereunder.

9.4.2    Specific Effects of Expiration.  On a country-by-country basis, in the case of expiration of this Agreement in a country in the Territory, Genzyme’s license with regard to the Licensed AAV Patent Rights in such country pursuant to Section 3.1 (License to Genzyme) will become fully-paid up, perpetual, irrevocable and royalty-free.

9.4.3    Specific Effects of Termination.  Without limiting any other legal or equitable remedies that either Party may have, if this Agreement is terminated by Genzyme pursuant to Section 9.2 (Termination for Convenience by Genzyme) or by either Party pursuant to Section 9.3 (Termination for Material Breach), then:

9.4.3.1             All licenses granted in this Agreement will terminate on the effective date of termination;

9.4.3.2             Genzyme will be allowed to sell, for a period of [**] following the effective date of termination, Licensed Products that are in process of manufacture or in stock as of the effective date of termination; provided that Genzyme will continue to pay Voyager any amounts that accrue and are owed pursuant to this Agreement as a result of such sale;

9.4.3.3             If this Agreement is terminated for any reason other than a termination by Genzyme pursuant to Section 9.3, then Section 2.1.1(c) shall survive such termination until the [**] of such termination, and all Sections necessary to effectuate the interpretation and implementation of Section 2.1.1(c) shall survive as long as necessary to give effect to Section 2.1.1(c).

9.5       Accrued Rights.  No expiration or termination of this Agreement will relieve either Party from any liability which, at the time of such expiration or termination, has already accrued to the other Party or which is attributable to a period of time prior to such expiration or termination, or preclude either Party from pursuing any rights or remedies it may have, at Law or in equity, which accrued or are based upon any event occurring prior to such expiration or termination.

10.       INDEMNIFICATION; LIMITATION ON LIABILITY

10.1     Indemnification By Genzyme.  Genzyme will indemnify, hold harmless and defend Voyager, its Related Parties, and their respective directors, officers, employees and agents (“Voyager Indemnitees”) from and against any and all Third Party claims, suits, losses, liabilities, damages, costs, fees and expenses (including reasonable attorneys’ fees and litigation expenses) (collectively, “Losses”) arising out of or resulting from, directly or indirectly, (a) any breach of, or inaccuracy in, any representation or warranty made by Genzyme in this Agreement, or any breach or violation of any covenant or agreement of Genzyme in or in the performance of this

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Agreement or (b) the gross negligence or willful misconduct by or of Genzyme and its Related Parties, and their respective directors, officers, employees and agents in the performance of Genzyme’s obligations under this Agreement.  Genzyme will have no obligation to indemnify the Voyager Indemnitees to the extent that the Losses arise out of or result from, directly or indirectly, any breach of, or inaccuracy in, any representation or warranty made by Voyager in this Agreement, or any breach or violation of any covenant or agreement of Voyager in or in the performance of this Agreement, or the negligence or willful misconduct by or of any of the Voyager Indemnitees, or matters for which Voyager is obligated to indemnify Genzyme under Section 10.2 (Indemnification by Voyager).

10.2     Indemnification By Voyager.  Voyager will indemnify, hold harmless, and defend Genzyme, its Related Parties and their respective directors, officers, employees and agents (“Genzyme Indemnitees”) from and against any and all Losses arising out of or resulting from, directly or indirectly, (a) any breach of, or inaccuracy in, any representation or warranty made by Voyager in this Agreement, or any breach or violation of any covenant or agreement of Voyager in or in the performance of this Agreement or (b) the gross negligence or willful misconduct by or of Voyager and its Related Parties, and their respective directors, officers, employees and agents in the performance of Voyager’s obligations under this Agreement.  Voyager will have no obligation to indemnify the Genzyme Indemnitees to the extent that the Losses arise out of or result from, directly or indirectly, any breach of, or inaccuracy in, any representation or warranty made by Genzyme in this Agreement, or any breach or violation of any covenant or agreement of Genzyme in or in the performance of this Agreement, or the negligence or willful misconduct by or of any of the Genzyme Indemnitees, or matters for which Genzyme is obligated to indemnify Voyager under Section 10.1 (Indemnification by Genzyme).

10.3     Indemnification Procedure.  In the event of any such claim against any Genzyme Indemnitee or Voyager Indemnitee (individually, an “Indemnitee”), the indemnified Party will promptly notify the other Party in writing of the claim and the indemnifying Party will manage and control, at its sole expense, the defense of the claim and its settlement.  The Indemnitee will cooperate with the indemnifying Party and may, at its option and expense, be represented in any such action or proceeding.  The indemnifying Party will not be liable for any settlements, litigation costs or expenses incurred by any Indemnitee without the indemnifying Party’s written authorization.  Notwithstanding the foregoing, if the indemnifying Party believes that  any of the exceptions to its obligation of indemnification of the Indemnitees set forth in Section  10.1 (Indemnification by Genzyme) or Section 10.2 (Indemnification by Voyager) may apply, the indemnifying Party will promptly notify the Indemnitees, which will then have the right to be represented in any such action or proceeding by separate counsel at their expense; provided that the indemnifying Party will be responsible for payment of such expenses if the Indemnitees are ultimately determined to be entitled to indemnification from the indemnifying Party for the matters to which the indemnifying Party notified the Indemnitees that such exception(s) may apply.

10.4     Limitation on Liability.

10.4.1  NEITHER PARTY WILL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY LOST PROFITS OR SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT, EXCEPT TO THE EXTENT THAT SUCH DAMAGES (A) ARE

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INCLUDED IN THIRD PARTY INDEMNIFICATION CLAIMS ARISING PURSUANT TO THIS SECTION 10 (INDEMNIFICATION; LIMITATION ON LIABILITY); (B) ARISE FROM BREACHES OF SECTION 7 (CONFIDENTIALITY) OR (C) ARE THE RESULT OF FRAUD OR WILLFUL MISCONDUCT OF A PARTY HERETO.  IN NO EVENT WILL GENZYME’S LIABILITY UNDER THIS AGREEMENT EXCEED THE TOTAL AMOUNT OF PAYMENTS RECEIVED BY VOYAGER HEREUNDER DURING THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE EVENT(S) GIVING RISE TO THE LIABILITY.

10.4.2  EXCEPT AS EXPRESSLY STATED TO THE CONTRARY, THE LIMITATIONS STATED ABOVE WILL APPLY WHETHER THE ASSERTED CLAIM, LIABILITY OR DAMAGES ARE BASED ON CONTRACT (INCLUDING BREACH OF WARRANTY), TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR ANY OTHER LEGAL OR EQUITABLE GROUNDS, AND REGARDLESS OF WHETHER THE ASSERTED CLAIM, LIABILITY OR DAMAGES ARISE FROM PERSONAL INJURY, PROPERTY DAMAGE, ECONOMIC LOSS OR ANY OTHER KIND OF INJURY, LOSS OR DAMAGE.  EACH OF SUCH LIMITATION IS INTENDED TO BE ENFORCEABLE REGARDLESS OF WHETHER ANY OTHER EXCLUSIVE OR NON-EXCLUSIVE REMEDY UNDER THIS AGREEMENT FAILS OF ITS ESSENTIAL PURPOSE.

11.       DISPUTE RESOLUTION

11.1     Escalation.  Should a Dispute arise between the Parties, the Parties will adhere to the following procedures in their attempts to resolve the Dispute:

11.1.1  The Party claiming that the Dispute exists will give notice in writing to the other Party of the nature of the Dispute.

11.1.2  Within [**] of such notice, the [**] of each Party (or their designees) will meet in person at a mutually acceptable time and  location or by means of telephone or video conference to negotiate a settlement of the Dispute.

11.1.3  If the [**] of each Party (or their designees) fail to resolve the Dispute within such [**] period, then either Party may pursue a legal remedy in accordance with Section 12.3 (Jurisdiction) and Section 12.4 (Venue).

11.2     Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.       MISCELLANEOUS

12.1     Entire Agreement; Amendments.  This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes all previous arrangements with respect to the subject matter hereof, whether written or oral.  This Agreement

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(including the Schedules attached hereto) may be amended, or any term hereof modified, only by a written instrument duly-executed by authorized representatives of both Parties hereto.

12.2     Governing Law.  This Agreement will be construed and the respective rights of the Parties determined in accordance with the substantive Laws of The Commonwealth of Massachusetts, notwithstanding any provisions of Massachusetts Law or any other Law governing conflicts of laws to the contrary, and the patent Laws of the relevant jurisdiction without reference to any rules of conflict of laws.

12.3     Jurisdiction.  Each Party by its execution hereof (a) hereby irrevocably submits to the jurisdiction of the United States District Court and state courts located in Boston, Massachusetts for the purpose of any Dispute arising between the Parties, except as otherwise expressly provided in this Agreement; (b) hereby waives, to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Dispute, any claim that (i) it is not subject personally to the jurisdiction of the above-named court, (ii) its property is exempt or immune from attachment or execution, (iii) any such Dispute brought in the above-named court should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than the above-named court, or should be stayed by reason of the pendency of some other proceeding in any other court other than the above-named court or (iv) this Agreement or the subject matter hereof may not be enforced in or by such court; and (c) hereby agrees not to commence any such Dispute other than before the above-named court.  Notwithstanding the previous sentence a Party may commence any Dispute in a court other than the above-named court solely for the purpose of enforcing an order or judgment issued by the above-named court.

12.4     Venue.  Each Party agrees that for any Dispute between the Parties, such Party will bring such Dispute only in the federal courts of the United States of America located in Boston, Massachusetts and any appellate court having jurisdiction over appeals from such  courts.  Each Party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

12.5     Assignment.  Except as provided in this Section 12.5 (Assignment), this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the written consent of the other Party.  Notwithstanding the foregoing, either Party may, without the other Party’s written consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate or to a party that acquires, by or otherwise in connection with, merger, sale of assets or otherwise, all or substantially all of the business of the assigning Party to which the subject matter of this Agreement relates, provided that the assignee agrees in writing to assume all of the assigning Party’s obligations under this Agreement.  The assigning Party will remain responsible for the performance by its assignee of this Agreement or any obligations hereunder so assigned.  Any purported assignment in violation of this Section 12.5 (Assignment) will be void.

12.6     Severability.  If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the Parties hereto will substitute, by mutual consent, valid provisions for such invalid, illegal or unenforceable provisions, which valid provisions in their economic effect are sufficiently similar to the invalid, illegal or unenforceable

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provisions that it can be reasonably assumed the Parties would have entered into this Agreement with such valid provisions.  If such valid provisions cannot be agreed upon, the invalidity, illegality or unenforceability of one or several provisions of this Agreement will not affect the validity of this Agreement as a whole, unless the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid, illegal or unenforceable provisions.

12.7     Headings.  The captions to the Sections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the several Sections hereof.

12.8     Waiver of Rule of Construction.  Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement.  Accordingly, the rule of construction that any ambiguity in this Agreement will be construed against the drafting Party will not apply.

12.9     Interpretation.  Except where the context expressly requires otherwise:  (a) the use of any gender herein will be deemed to encompass references to either or both genders, and the use of the singular will be deemed to include the plural (and vice versa); (b) the words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation” and will not be interpreted to limit the provision to which it relates; (c) the word “will” will be construed to have the same meaning and effect as the word “shall”; (d) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (e) any reference herein to any Person will be construed to include the Person’s successors and assigns; (f) the words “herein”, “hereof’ and “hereunder”, and words of similar import, will be construed to refer to this Agreement in each of their entirety, as the context requires, and not to any particular provision hereof; (g) all references herein to Sections or Schedules will be construed to refer to Sections or Schedules of this Agreement, and references to this Agreement include all Schedules hereto; (h) the word “notice” means notice in writing (whether or not specifically stated) and will include notices, consents, approvals and other written communications contemplated under this Agreement; (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like will require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging); (j) references to any specific law, rule or regulation, article, Section or other division thereof, will be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof; and (k) the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or.”

12.10   No Implied Waivers; Rights Cumulative.  No failure on the part of Voyager or Genzyme to exercise, and no delay in exercising, any right, power, remedy or privilege under this Agreement, or provided by statute or at Law or in equity or otherwise, will impair, prejudice or constitute a waiver of any such right, power, remedy or privilege, or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor will any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

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12.11   Notices.  All notices which are required or permitted hereunder will be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Voyager, to:	Voyager Therapeutics, Inc.
75 Sidney Street
Cambridge, Massachusetts 02139
Attention: Chief Executive Officer
Facsimile No.: (617) 621-2971

With a copy to:	WilmerHale LLP
7 World Trade Center
250 Greenwich Street
New York, NY 10007
Attention: Brian Johnson
Facsimile No.: (212) 230-8888

If to Genzyme, to:	Sanofi
50 Binney Street
Cambridge, MA 02142
Attention: Brian Bronk, Head of Rare Disease Business Development and Licensing

With a copy to:	Sanofi
50 Binney Street
Cambridge, MA 02142
Attention: Attention: Dan Haines, Head of Legal Global Functions

And to:	Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Attention: David M. McIntosh
Facsimile No.: (617) 235-0507

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  Any such notice will be deemed to have been given:  (a) when delivered, if personally delivered or sent by facsimile on a business day (or if delivered or sent on a non-business day, then on the next business day); (b) on receipt, if sent by overnight courier; or (c) on receipt, if sent by mail.

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12.12   Force Majeure.  Neither Party will be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent that such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, potentially including embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, or other acts of God.  The affected Party will notify the other Party of such force majeure circumstances as soon as reasonably practical and will promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.

12.13   [**] as Third Party Beneficiary.  If and for so long as the Specified Capsids or Licensed Capsids, as applicable at any given time, are Covered by Patent Rights licensed to Voyager under the [**],  Genzyme and Voyager agree that if the [**] is terminated, and if Genzyme wishes to maintain its sublicense under the [**] as contemplated by and to the extent permitted under Section 2.3 of the [**], then Genzyme (a) shall render directly to [**] all consideration that Genzyme would have owed to Voyager under this Agreement if the [**] had not been terminated, and (b) [**] shall be a third party beneficiary under Sections 5 and 6 of this Agreement.

12.14   Independent Contractors.  It is expressly agreed that Voyager and Genzyme are independent contractors and that the relationship between Voyager and Genzyme does not constitute a partnership, joint venture or agency.  Voyager will not have the authority to make any statements, representations or commitments of any kind, or to take any action, which will be binding on Genzyme, without the prior written consent of Genzyme, and Genzyme will not have the authority to make any statements, representations or commitments of any kind, or to take any action, which will be binding on Voyager without the prior written consent of Voyager.

12.15   Survival.  The following sections will survive expiration or termination of this Agreement and will remain in full force and effect:  Section 2.1.1(c) (Voyager Reports), Section 4 (Consideration) and Section 5 (Reports; Recording Keeping; Audit) (to the extent such Sections survive pursuant to Section 9.4.3.3), Section 7 (Confidentiality), Section 9.4 (Effects of Expiration or Termination), Section 10 (Indemnification; Limitation on Liability), Section 11 (Dispute Resolution) and Section 12 (Miscellaneous).  Except as otherwise set forth in this Section 12.14 (Survival), upon expiration or termination of this Agreement, all rights and obligations of the Parties under this Agreement will cease.

12.16   Counterparts.  The Agreement may be executed in two or more counterparts, including by facsimile or PDF signature pages, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.17   Binding Effect; No Third Party Beneficiaries.  As of the Effective Date, this Agreement will be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns.  Except as expressly set forth in Section 12.13 of this Agreement, no Person other than the Parties and their respective Affiliates and permitted assignees hereunder will be deemed an intended beneficiary hereunder or have any right to enforce any obligation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

GENZYME CORPORATION		VOYAGER THERAPEUTICS, INC.

BY:	/s/ Muzammil Mansuri	BY:	/s/ G. Andre Turenne
NAME:	Muzammil Mansuri	NAME:	G. Andre Turenne
TITLE:	Executive Vice President, Strategy and Business Development	TITLE:	President and Chief Executive Officer

Signature Page to Amended and Restated Option and License Agreement